Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

Suite 520 – 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002

Fax: (604) 682-4003

March 17, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS RESPONDS TO ADJOURNMENT OF CAPITAL GOLD

SHAREHOLDERS MEETING

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM) announced today that it has mailed a letter to the Capital Gold Board of Directors responding to Capital Gold’s intention to convene the Capital Gold shareholder’s meeting solely for the purpose of securing an adjournment. The text of the letter is set out below:

March 17, 2011

BY EMAIL

Board of Directors

Capital Gold Corporation

76 Beaver Street, 14th Floor

New York, NY 10005

Attention:	John Cutler,

Chairman of the M&A Committee

Gentlemen:

As you know, we have increased our offer in connection with the proposed merger of Timmins and Capital Gold to provide 2.27 common shares of Timmins Gold and US$0.25 in cash for each share of Capital Gold common stock. We continue to believe that our offer is superior to Gammon’s latest offer. In addition, we have expressed concerns regarding any effort by Capital Gold to unilaterally postpone the stockholders’ meeting currently scheduled to be held tomorrow, as we believe that the stockholders will, if given the opportunity to vote, reject the proposed merger with Gammon Gold and send a loud message that they prefer a transaction with Timmins.

We read with interest Capital Gold’s press release of today, which confirms, among other things, that (i) Capital Gold will not attempt to unilaterally “postpone” the stockholders’ meeting currently scheduled to be held tomorrow, (ii) Capital Gold will convene the stockholders meeting for the sole purpose of having the stockholders vote on a proposal to “adjourn” the meeting to a date, time and place that will be determined sometime following the adjournment, (iii) Capital Gold will be preparing a supplemental proxy statement/prospectus, and (iv) Capital Gold will be providing the stockholders sufficient time to consider the content of the supplemental disclosures.

Given Capital Gold’s public announcement, we will not be attending the meeting tomorrow. We will, instead, deliver our proxy voting against any adjournment. In the event that the stockholders should approve a proposal to adjourn the meeting to a later date, we expect that Capital Gold will provide the stockholders with sufficient time to digest any supplemental materials that might be distributed before reconvening the stockholders meeting. Under applicable Delaware precedents, that time period is no less than 20 days. See In Re: The Topps Co. S’holders Litig., C.A. No. 2786-VCS (Del. Ch. June 18, 2007) (ORDER); Louisiana Municipal Police Employees’ Retirement Sys. v. Crawford, C.A. No. 2635-N (Del. Ch. Feb. 13, 2007) (Chandler, C.).

We look forward to continuing a dialogue respecting Timmins’ offer, which has and continues to provide value to Capital Gold’s stockholders that is greater and superior to the value represented by the proposed acquisition of Capital Gold by Gammon.

Sincerely,

“Bruce Bragagnolo”

Bruce Bragagnolo

Chief Executive Officer

NO MATTER HOW YOU LOOK AT IT, TIMMINS’ OFFER IS SUPERIOR

Timmins’ increased offer to exchange 2.27 common shares of Timmins and US$0.25 in cash for each share of Capital Gold common stock provides Capital Gold shareholders with total consideration of US$6.00 per Capital Gold share and exceeds the value of the Gammon offer by US$0.46 (or 8.4%) per Capital Gold share, based on closing share prices on March 17, 2011. In addition, based on the volume-weighted average of the respective share prices for the last 60 trading days, Timmins’ proposal has a value of US$5.81 per Capital Gold share and exceeds the value of the Gammon offer by US$0.35 per Capital Gold share, or about 6.4%.

Timmins also announced that it will amend the terms of its exchange offer, which has not yet commenced, for all of the outstanding shares of Capital Gold common stock to reflect the increased offer.

PRESERVE YOUR RIGHT TO A BETTER DEAL

VOTE NOW AGAINST GAMMON

Timmins urges Capital Gold shareholders to preserve their right to receive the superior economic terms of Timmins’ offer by voting AGAINST the Gammon deal on the GOLD proxy card. Shareholders who have previously voted for the Gammon deal on Capital Gold’s white proxy card may obtain assistance in revoking or changing that vote by contacting Innisfree M&A Incorporated toll-free at 1-877-800-5182 (banks and brokers should call collect at 212-750-5833).

TIME IS SHORT AND YOUR VOTE IMPORTANT!

To ensure your vote is received before the meeting,

please vote by telephone or via the Internet.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-800-5182.

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold shareholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520—609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timminsgold.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers is available in a prospectus/proxy statement Timmins Gold filed with the SEC regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan, “anticipate,” believe,” “estimate,” “predict,” “potential,” “opportunity” or “continue” or the negative of these terms or other comparable terminology. These statements are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, production, reserves, level of activity, performance or achievements to be materially different from any future results, production, reserves, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Actual results could also differ materially because of factors such as Timmins Gold’s ability to promptly and effectively integrate the businesses of Capital Gold and Timmins Gold, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. While these forward-looking statements, and any assumptions upon which they are based, reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.

Contacts:

Timmins Gold Corp. Bruce Bragagnolo CEO and Director 604-638-8980 bruce@timminsgold.com www.timminsgold.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor Shareholders Call Toll-Free: 877-800-5182 Banks and Brokers Call Collect: 212-750-5833

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